AG SERVICES OF AMERICA, INC

                                        EXHIBIT 99.1

                                   FOURTH QUARTER AND YEAR
                                  END RESULTS PRESS RELEASE
























                                      - 26 -

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FOR IMMEDIATE RELEASE


AG SERVICES OF AMERICA ANNOUNCES ELEVENTH CONSECUTIVE YEAR
OF RECORD REVENUE AND EARNINGS FOR FISCAL 1999

Cedar Falls, IA, April 13, 1999 - Ag Services of America, Inc. (NYSE: ASV) today reported record net revenue and earnings for fiscal 1999 generated by the Company's dedicated workforce, including an expanded team of district sales managers, new marketing alliances and increased name recognition in the marketplace. Net revenue increased 21% to $225.2 million in fiscal 1999 compared to $186.1 million in fiscal 1998. Net income also reached record levels increasing 25% to $6.5 million, or $1.20 per diluted share, compared to $5.2 million, or $0.96 per diluted share a year ago.

Fourth quarter net revenue increased 18% to $37.8 million in fiscal 1999 compared to $32.1 million for the fourth quarter a year ago. Net income for the fourth quarter of fiscal 1999 increased 24% to $380,882, or $0.07 per diluted share, compared to $306,154, or $0.06 per diluted share, for the same period last year.

Fiscal 1999 earnings of $1.20 per diluted share, were 0.8% below consensus analyst estimates of $1.21 per diluted share, primarily due to two trends in the market. First, in their first full year of operations, the Company's three retail service centers in Northwestern Illinois performed below expectations. The Company underestimated its ability to establish a profitable customer base in a short period of time, which negatively impacted diluted earnings per share by approximately $0.04 per share. Secondly, while farm input revenue in the fourth fiscal quarter was 17% ahead of the prior year fourth quarter, a divergence from traditional buying patterns, due largely to lack of incentive to purchase product early as a result of current market conditions, has pushed a portion of fertilizer and chemical purchases, reflected in farm input revenue, from the fourth fiscal quarter of 1999 into the first fiscal quarter of 2000.

In addition to posting its eleventh consecutive year of record revenue and profit, Ag Services of America also achieved a number of milestones. In fiscal 1999, we formed two new AgriFlex credit program alliances, achieved a 52% increase in our asset backed securitization program to $205 million heading into the 1998 planting season, expanded our intermediate term loan program and added several consulting alliances to compliment our AgriFlex credit program.

In fiscal 1999 we expanded the reach of our AgriFlex credit program by forming alliances with the largest independent farm service center network in North America with 400 locations, Terra Industries, Inc. and Chem Nut, Inc. with its 200 dealer network located primarily in Georgia, Florida, and the Carolinas.

We significantly expanded our crop consulting services through a variety of alliances. MCS Consulting Services will compliment our AgriScout program by providing timely and accurate information to farmers and help them run an efficient and profitable operation. We also announced grain marketing agreements with ProFarmer in Cedar Falls, IA and OSA, LLC, in Memphis, TN, to provide Ag Services' customers with professional marketing and risk management advice.

The combined agronomic expertise of the companies supported by Ag Services' AgriFlex credit program together with the Terra and Chem Nut product distribution network, will further enhance the services provided by all of our partners. Our intermediate term loan program and the crop consulting agreements are an integral part of the extended range of financing and supply options available to all categories of farming operations under our AgriFlex credit program.

"We are pleased with our momentum as we look forward to the fiscal year 2000 growing season. We have developed a firm foundation and are now reaching the critical mass required to take advantage of key market opportunities. We recently received a commitment to increase our asset backed securitization program 34% to $275 million, expanded our sales force by adding seven new district sales managers, including two in new geographic regions of Idaho and Georgia, introduced our new "Bonus Bundle" interest savings program, and increased our brand awareness with the addition of several marketing and consulting partners," said Brad D. Schlotfeldt, Vice President Finance.

The Company is well into its sales, marketing and credit approval process for the 1999 spring planting season. We anticipate that demand for the Company's AgriFlex credit program coupled with the recently announced servicing and marketing agreements should keep growth and profitability objectives on target for fiscal 2000.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially, include the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions; changes in agricultural regulations; unknown risks; the amount and availability under its asset backed securitization program; and the risks described from time to time in the Company's SEC reports.

Ag Services of America, Inc., based in Cedar Falls, IA, extends credit and provides farmers the convienence of purchasing and financing a wide variety of farm inputs from a single source at competitive prices. Inputs offered by the Company include seed, fertilizer, agricultural chemicals, crop insurance, and cash advances for operating expenses such as land, rent, fuel, and irrigation. The Company's customers consist primarily of corn and soybean growers in the central United States.

For further information please contact the following:

Ag Services of America, Inc.
Brad D. Schlotfeldt
Vice President Finance
(319) 277-0261
(800) 395-8505

                         (Unaudited)                 (Unaudited)
                    Three Months Ended                Year Ended
                ------------------------     ---------------------------
               February 28,   February 28,   February 28,   February 28,
                  1999           1998           1999           1997
               -----------    ------------   ------------   ------------
                           (In thousands except per share amounts)

Net revenues     $37,853         $32,131        $225,226       $186,073
Income before
 income taxes       $598            $480         $10,078         $8,061
Net income          $381            $306          $6,493         $5,181
Earnings per share:
 Basic             $0.07           $0.06           $1.25          $1.01
 Diluted           $0.07           $0.06           $1.20          $0.96
Weighted average
 shares:
 Basic             5,211           5,166           5,204          5,155
 Diluted           5,422           5,428           5,431          5,425

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